Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE ANNOUNCES LAUNCH OF NEW CUSTOMER APPLICATION
Innovative Industry Tender Platform Successfully Deployed

Toronto, Ontario – September 6, 2012 – Northcore Technologies Inc. (TSX: NTI; OTCBB:NTLNF), a global provider of asset management and social commerce solutions is pleased to announce the launch of a new customer web presence delivered through its portfolio company Envision Online Media Inc. (“Envision”).

As previously announced Northcore has acquired Envision, an Ottawa based software development company and Microsoft Partner. Envision has been one of the most respected boutique web solutions providers in the National Capital Area for over a decade and brings a complementary product and skill set to Northcore.

The customer, McDonald Brothers Construction is a significant player in the large scale construction industry in Eastern Ontario and more recently throughout Canada. The company has been in operation since 1988 and has amassed an enviable record of on time delivery of major industrial, commercial and institutional projects while respecting optimal cost and quality profiles. Additional information can be found at the company's web site at: http://www.mbconstruction.ca/en/home.aspx.

The new web site represents a new industry paradigm in integration with clients, trades and wholesalers. Through facilitating the interaction and collaboration of partners online, it will help to maximize the value chain for all participants.

"Our current tender portal is completely new, works like a charm, and will shake up our industry, said Paul McDonald, president of McDonald Brothers Construction. "The sharing and access of project files between players is now accessible from your desk top, smart phone or tablet." Envision listened to what we needed and they delivered a custom environment that's going to become a huge part of how we share information with our partners."

“McDonald Brothers Construction is a great company and a fantastic addition to our growing list of partners,” said Amit Monga, CEO of Northcore Technologies. "It is always exciting to collaborate with industry visionaries and we believe that the end product will serve them well. This is another example of the superior delivery capability of our team at Envision."

Further disclosure on Envision's portfolio and capabilities can be found on their web presence located at www.Envisiononline.ca.

Northcore Announces Launch of New Customer...

Northcore develops solutions to support the evolving needs of industry and provides comprehensive platforms for the management of capital equipment and the implementation of Social Commerce business models. These products are proven, effective and in use by some of the world’s most successful corporations.

Companies interested in effective software solutions should contact Northcore at 416-640-0400 or 1-888-287-7467, extension 395 or via email at Sales@northcore.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle. Northcore's portfolio companies include Envision Online Media inc. a Microsoft Partner and specialist in the delivery of content management solutions and Kuklamoo.com, a family destination and deal site.

Northcore has earned the trust and loyalty of customers from a wide range of organizations across many different industry sectors.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.

For more information, visit northcore.com

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US

Northcore Announces Launch of New Customer...

Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com